  Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

November 22, 2018

ITEM 3.
NEWS RELEASE

The news release dated November 22, 2018 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on November 22, 2018.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. announced that it has closed its previously announced bought deal financing for aggregate gross proceeds of C$5,520,000. BMO Capital Markets purchased, on a bought deal basis, 12,000,000 common shares of the Company (the “Common Shares”) at a price of C$0.46 per Common Share.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated November 22, 2018, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:
Tony Wong, Corporate Secretary
Telephone:
(604) 569-3661
Email:
twong@prophecydev.com

ITEM 9.
DATE OF REPORT

November 22, 2018